April 29, 2013

VIA EDGAR AND FEDERAL EXPRESS TRACKING # 7996 3391 2711

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:     Granite Construction Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-12911

Dear Mr. Gordon:

This letter will acknowledge Granite Construction Incorporated (the “Company”) received your April 25, 2013 letter requesting additional information for the Company’s referenced filing. As offered in your letter, we respectfully request an extension to respond to your letter. We will include the requested information, when appropriate, in our Form 10-Q for First Quarter 2013 planned to be filed on May 9, 2013 and in the Company’s responsive letter dated on or before May 9, 2013.

Please confirm this extension is acceptable to the Securities and Exchange Commission.

Should you have any questions or comments, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Senior Vice President, Chief Financial Officer
and Chief Accounting Officer

cc: Terence O’Brien, Accounting Branch Chief, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
John Eilers, PricewaterhouseCoopers LLP
Richard A. Watts, Sr.Vice President, General Counsel and Secretary, Granite Construction Incorporated